EXHIBIT 12.1
CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	Predecessor	Predecessor	Combined	Predecessor	Successor
	2007	2008	2009 (1)	2009	2009
Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$(1,318)	$(2,550)	$9,758	$(3,367)	$59
Fixed Charges	1,868	1,912	1,384	1,102	651

Total Earnings	$550	$(638)	$11,142	$(2,265)	$710

Fixed Charges
Interest Expense	$1,831	$1,872	$1,067	$867	$630
Interest Expense Included Within Reorganization Items, Net	—	—	289	211	—
Amortization of Debt Costs	30	33	21	18	15
Interest Element of Rentals	7	7	7	6	6

Total Fixed Charges	$1,868	$1,912	$1,384	$1,102	$651

Ratio of Earnings to Fixed Charges (2)	—	—	8.05	—	1.09

(1)	Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in us recording a $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of consolidated earnings to fixed charges in this prospectus, we have combined the 2009 results of operations for the Predecessor and the Successor.

(2)	Earnings for the years ended December 31, 2007 and 2008 and nine months ended September 30, 2009 were insufficient to cover fixed charges by $1.3 billion, $2.6 billion and $3.4 billion, respectively. As a result of such deficiencies, the ratios are not presented above.